October 22, 2009

VIA FACSIMILE AND EDGAR

Mr. Mark C. Shannon
Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
703-813-6982 - facsimile

Re:          American Energy Production, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008 Filed May 6, 2009
Form 10-Q for the Fiscal Quarter Ended June 30, 2009 Filed August 20, 2009
Item 4.01 Form 8-K Filed August 12, 2009
File Number: 0-50436

Dear Mr. Shannon,

We appreciate the opportunity to respond to the comments of your letter dated September 3, 2009 and also the assistance provided by the comments towards enhancing our filings in accordance with applicable disclosure requirements.  We have previously responded to Comment 7 related to Item 4.01 Form 8-K Filed August 12, 2009.  Please find below our initial response to the remainder of the items in the comment letter.

Form 10-K for the Fiscal Year Ended December 31, 2008 Filed May 6, 2009

Item 1. Description of Business
Natural Gas and Oil Reserves, page 6

As previously disclosed, on January 12, 2004, the Company filed a Form N-54A with the Securities and Exchange Commission (“SEC”) to be regulated as a BDC under the Investment Company Act of 1940, as amended (“Act”).  In May 2006, the SEC Staff issued a comment letter to the Company (the “Comment Letter”) raising a number of questions relating to the Company’s BDC operations. In response to the Comment Letter, the Company undertook a review of its compliance with the 1940 Act and subsequently determined that it was not in compliance with several important provisions of the 1940 Act. Accordingly, and after careful consideration of the 1940 Act requirements applicable to BDCs, the Board determined that continuation as a BDC was not in the best interests of the Company and its shareholders

On March 13, 2007, at a Special Meeting of Shareholders, the Shareholders approved and authorized the Board to withdraw the Company’s election to be treated as a BDC under the 1940 Act and the election of three directors to the Board.  On April 3, 2007, the Company filed a Form N-54C to withdraw its election to be regulated as a BDC and, as of that date, is no longer a BDC under the 1940 Act.  The Company is no longer a BDC with unconsolidated majority-owned portfolio companies but rather an oil and gas operating company with consolidated subsidiaries. The results of operations for April 1, 2007 through April 3, 2007 were not material and therefore, the Company will utilize April 1, 2007 as the inception date for the new development stage

On September 30, 2008, the Company announced the issuance of an SEC Order Instituting Cease-and-Desist and Exemption Suspension Proceedings, Making Findings, Imposing a Cease-and-Desist Order, and Permanently Suspending the Regulation E Exemption Pursuant to Section 9(f) of the Investment Company Act of 1940 and Rule 610(c) of Regulation E (Order) against the Company.  The Order finds that the Company had, among other things, issued senior securities without the required asset coverage, issued rights to purchase securities without expiration to non-security holders, issued prohibited non-voting stock, issued securities for services, failed to make and keep required records; and failed to establish a majority of disinterested directors on its board.  As a result, the Company violated Sections 18(a), 18(d), 18(i), 23(a), 31(a)(1), and 56(a) respectively, of the Investment Company Act and Investment Company Act Rule 31a-1.  In addition, the Company failed to obtain a fidelity bond as required under Section 17(g) of the Investment Company Act and Rule 17g-1 thereunder, and failed to implement a compliance program as required under Investment Company Act Rule 38a-1.  Finally, the Company failed to comply with Rule 609 of Regulation E because it did not file offering status reports on Form 2-E in connection with a securities offering under Regulation E commenced in January 2004.

Based on the above, the Order permanently suspends the Regulation E exemption and orders the Company to cease and desist from committing or causing any violations and any future violations of Sections 17(g), 18(a), 18(d), 18(i), 23(a), 31(a)(1) and 56(a) of the Investment Company Act and Rules 17g-1, 31a-1, and Rule 38a-1 thereunder.  The Company consented to the issuance of the Order without admitting or denying any of the findings. In determining the Order, the SEC considered remedial acts promptly undertaken by the Company and cooperation afforded the SEC staff and as a result, the Company did not incur any fines or other penalties, and no action was taken against any individuals.

As a result of the above, the Company was unable to obtain funding for its oil and gas operations from the date of the SEC Comment letter of May 2006 through the resolution of the item in September 2008.  As you are aware, the market pricing for oil and gas products was at historical highs during this time frame and then significantly dropped at approximately the same time as the resolution in September 2008 and followed the worldwide financial meltdown experienced through the majority of 2009.  Additionally, the Company

In light of the recent rebound in the financial markets and specifically with crude oil prices, the Company is in discussions with several parties to provide funding for the Company’s oil and gas operations including the development of the existing proved undeveloped reserves.  The Company anticipates that this will be accomplished between now and end of the period ending March 31, 2010.

Additionally, the Company has been working with State of Texas government entities whereby natural gas produced would be utilized to generate electricity and put back into the local power grid. This will allow the Company to reduce lease operating costs and stimulate investment for the development of these previously undeveloped reserves. The Company anticipates a positive outcome for this legislation in the near future, although there can be no guarantee of this happening. See also the discussion of revision estimates under Engineering Comments – item 8. below for further discussion of undeveloped reserves.

Item 6. Selected Financial Data, page 24

The Company incorrectly responded to this item as it is a smaller reporting company.  Going forward, the Company will endure not to respond to this item in future filings.

Item 9A. Controls and Procedures, page 32

The Company provided this in the section immediately below under “Management’s Annual Report on Internal Control over Financial Reporting” and stated the following:

“Based on its evaluation, our management concluded that there is a material weakness in our internal control over financial reporting. A material weakness is a deficiency, or a combination of control deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.”

Going forward, the Company will ensure that in future filings this is properly clarified and disclosed under the section Controls and Procedures as required.

Report of Independent Registered Public Accounting Firm, page F-2

The Company filed a Form 8-K/A on September 11, clarifying the Moore sanctions and stating the following:

“The Company intends to have its new independent registered public accounting firm re-audit its December 31, 2008 consolidated financial statements due to the revocation of Moore's registration, and it is anticipated that the re-audited consolidated financial statements and related audit reports and consents will appear in the December 31, 2009 audited consolidated financial statements to the extent required by applicable laws, rules and regulations.

Form 10-Q for the Fiscal Quarter Ended June 30, 2009 Filed August 20, 2009

Note 6. Due to Related Parties, page 9

The Company agrees with your assessment.   As a result, the Company evaluated each of the transactions that were discussed in the comment letter and will amend the disclosure in Form 10-Q/A as follows:

1.
As of the Effective Date, the President of Oil America Group, Inc. (“OAG”) was owed $292,500 for unpaid salary per an agreement effective January 1, 2005.  The agreement is for annual compensation of $65,000 and none of this amount has been paid since the inception of the agreement.  The unpaid salary of $292,500 has been forgiven by the President of OAG as of the Effective Date.  As a result of the transaction and since the President of OAG is an officer of the Company and is a related party, the $292,500 of accrued compensation forgiven was classified as a capital transaction and recorded to additional paid in capital.

2.
As of the Effective Date, the Company had recorded $83,812 of unpaid federal payroll taxes and employee withholdings and related penalties and interest.  These unpaid federal taxes are entirely from CommunicateNow.com (Communicate”), the predecessor company.  The previous Chief Executive Officer of Communicate structured a settlement payment agreement with the Internal Revenue Service and has paid the balance of the obligation down to $13,961 as of the Effective Date.  Accordingly, the Company has reduced the balance recorded to $13,961 as of the Effective Date and the difference of $69,851 has been recorded to Other Income in the unaudited consolidated financial statements at June 30, 2009.  Since the previous Chief Executive Officer is no longer affiliated with the Company in any way and is not a related party, the Company determined that this was not a capital transaction and should be recorded to Other Income.  The remaining balance of $13,961 is included in the Company’s unaudited consolidated financial statements because of potential federal tax liens for the Company until the balance is paid in full.

3.
Additionally, the Note included the payment of interest at a rate of eight percent (8%) per annum and as of the Effective Date, accrued interest was $878,027.  An agreement was reached whereby Proco forgave $378,027 of the accrued interest and the remaining $500,000 has been converted into 2,000,000 shares of Stock based upon a conversion price of $0.25 per share, a significant premium to the market price of the Stock.  As a result of the transaction and since Proco is a related party, the $378,027 of accrued interest forgiven was classified as a capital transaction and recorded to additional paid in capital.

Note 9.  Stockholders’ Equity, page 10

The Company agrees with your assessment.   As a result, the Company evaluated each of the transactions that were discussed in the comment letter and will amend the disclosure in Form 10-Q/A as follows:

1.
On July 29, 2009, but effective June 30, 2009 (the “Effective Date”), the Company and certain of its wholly-owned subsidiaries eliminated certain debt obligations by converting them into $0.0001 par value common stock as follows:

Bend Arch Petroleum, Inc. (“Bend Arch”), a wholly-owned subsidiary of the Company, had a $2,000,000 Promissory Note (Note”) that was due and payable on December 31, 2009.  The Note was issued to Proco Operating Co., Inc. (“Proco”), a company controlled by the brother of the Company’s Chief Executive Officer and a director.  The purpose of the Note was to secure payment for oil and gas leases and wells located in Comanche and Eastland counties in the State of Texas sold to Bend Arch by Proco on June 15, 2004.  The Note replaced a $2,000,000 convertible debenture dated January 5, 2004. As of the Effective Date, the Note has been converted into 8,000,000 shares of Stock based upon a conversion price of $0.25 per share, a significant premium to the market price of the Stock.

Additionally, the Note included the payment of interest at a rate of eight percent (8%) per annum and as of the Effective Date, accrued interest was $878,027.  An agreement was reached whereby Proco forgave $378,027 of the accrued interest and the remaining $500,000 has been converted into 2,000,000 shares of Stock based upon a conversion price of $0.25 per share, a significant premium to the market price of the Stock.  As a result of the transaction and since Proco is a related party, the $378,027 of accrued interest forgiven was classified as a capital transaction and recorded to additional paid in capital.

The Company evaluated the conversion of the Note and the accrued interest in accordance with paragraph 20 of APB 26 and recorded a $1,965,000 gain representing the difference between the reacquisition price and the net carrying amount of the extinguished debt.  Since the gain was from a transaction with a related party, the $1,965,000 was recorded to additional paid in capital as a component of Stockholders’ Equity.

As a result of the conversions discussed above, the Company will issue 10,000,000 shares of Stock and as of June 30, 2009, these have been recorded as issuable in the unaudited consolidated financial statements.

2.
Effective July 1, 2003, the Company entered into a salary and equipment rental agreement with its Chief Executive Officer.  As of January 1, 2005, the $3,500 per month equipment rental agreement with the Chief Executive Officer was terminated. As of the Effective Date, the Company owed the Chief Executive Officer $593,735 for unpaid amounts under the agreement and has been converted into 2,374,940 shares of Stock based upon a conversion price of $0.25 per share, a significant premium to the market price of the Stock.

As of the Effective Date, Bend Arch, the Company’s wholly-owned subsidiary, owed the Chief Executive Officer $1,007,715 for previous advances and equipment rental charges at $4,500 per month.  This amount has been converted into 4,030,860 shares of Stock based upon a conversion price of $0.25 per share, a significant premium to the market price of the Stock.

As of the Effective Date, the operator of the Company’s oil and gas properties was owed $1,736,219 for services as the operator of the Company’s oil and gas production activities.  The operator is Proco and is a related party as Proco is controlled by the brother of the Company’s Chief Executive Officer.  This amount has been converted into 6,944,877 shares of Stock based upon a conversion price of $0.25 per share, a significant premium to the market price of the Stock.

The Company evaluated the conversion of each of the above due to related party and the accrued interest in accordance with paragraph 20 of APB 26 and recorded an aggregate $2,623,408 gain representing the difference between the reacquisition price and the net carrying amount of the extinguished debt.  Since the gain was from transactions with related parties, the $2,623,408 was recorded to additional paid in capital as a component of Stockholders’ Equity.

The Company has attached the proposed Form 10-Q/A (in hard copy and on the attached DVD for your review to this correspondence.  Upon approval from the Commission, the Company will file the Form 10-Q/A.

Form 8-K Filed August 12, 2009

The Company filed a Form 8-K/A on September 11, 2009 disclosing the sanctions of Moore as per the comment letter.

Engineering Comments
Form 10-K for the Fiscal Year Ended December 31, 2008

Reserve Quantity Information, page F-21

8.  The revision of previous estimates for natural gas was comprised of the following:

•
Previously, the Company excluded reserve information related to its Barnett Shale operations and this was the disclosure per the reserve engineer’s report as included in the 2007 10-KSB filed with the Commission – “The historic data on the Barnett Shale oil and gas reserves in the Palo Pinto Area have not developed to a point of reliability at this time and there is insufficient information to accurately determine the oil and gas reserves at this time.”  In 2008, the Company completed work on several existing Barnett Shale wells and was able to establish sufficient data to determine oil and gas reserves and these were included in the 2008 report.

•
Previously, the Company excluded reserve information related to its South Texas operations, primarily through its wholly-owned subsidiary Production Resources, Inc.  For these operations, there was no existing pipeline to transport oil and gas products and because of cost considerations and the uncertainty of selling products, these operations were excluded from previous (2007) oil and gas reserve engineer reports. In 2008, the Company determined that a pipeline had been installed near the operations and therefore the oil and gas wells could be developed and the product sold economically.  Accordingly, these operations were included in the 2008 oil and gas reserve report.

9.  Please see attached the 2008 petroleum engineering report on both hard copy and electronic format as requested.  The electronic format is on an attached DVD and was not put on Edgar through “correspondence” do to size constraints.  Therefore, both the hardcopy and the electronic copy have been mailed to your attention at the Washington, D.C. office.

We appreciate the opportunity to respond to the Commission’s comments as related to our filings as discussed above.  Thank you for your consideration.

Sincerely,

s/s Charles Bitters
Charles Bitters
Chief Executive Officer and Chief Financial Officer